Amendment No. 1 to Pricing supplement no. 1040
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 194-A-I dated July 14, 2010

Registration Statement No. 333-155535
Dated August 5, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$61,000,000
Daily Liquidity Notes Linked to the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return℠ due January 9, 2015

General

- You may request that we repurchase your notes on a daily basis in minimum denominations equal to the Principal Amount, subject to complying with the procedural requirements described below.
- **On any business day on or after the Initial Redemption Date, we may, at our sole discretion, redeem all, but not fewer than all, issued and outstanding notes at our sole discretion after providing you at least five business days' written notice.**
- The notes are designed for investors who seek a return linked to the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return.
- Investors should be willing to forgo interest payments and, if the Index closing level of the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return℠ decreases or does not increase in an amount at least equal to the percentage of the Principal Amount represented by the Investor Fee and the Repurchase Fee Amount, if applicable, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The payment at maturity or upon early repurchase or redemption is linked to the performance of the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return℠ minus the Investor Fee, which is deducted on each Valuation Date, as described below. The payment upon early repurchase is linked to the performance of the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return℠, minus the Investor Fee, which is deducted on each Valuation Date, and the Repurchase Fee Amount as of the relevant Valuation Date, as described in "Additional Key Terms" below.
- The purpose of this amendment no. 1 to pricing supplement no. 1040 is to offer additional notes with an aggregate principal amount of $1,000,000, which we refer to as the "additional notes." $60,000,000† aggregate principal amount of notes had been issued prior to the date of this amendment no. 1. The additional notes are expected to settle on or about August 10, 2011.
- On the Inception Date, J.P. Morgan Securities LLC, which we refer to as JPMS, purchased from us $60,000,000 aggregate principal amount of notes at 100% of the Principal Amount per note and sold $35,800,000 aggregate principal amount of the notes at 100% of the Principal Amount per note. On the date of this amendment no. 1, JPMS purchased from us all of the additional notes at the Indicative Note Value per note on such date. As of August 5, 2011, JPMS has sold $60,000,000 aggregate principal amount of notes, of which $22,055,000 aggregate principal amount of notes had been previously repurchased and retired by us. Accordingly, as of August 5, 2011, $37,945,000 aggregate principal amount of notes were outstanding. After giving effect to the issuance of the additional notes, $38,945,000 aggregate principal amount of notes will be outstanding. The additional notes may be offered and sold from time to time by JPMS at the Indicative Note Value as of the relevant Valuation Date.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 9, 2015††
- The notes will be sold in minimum denominations equal to the Principal Amount, as described below, and integral multiples in excess thereof.
- **The notes will not be listed on any securities exchange. Other than pursuant to the early repurchase and optional redemption rights set forth below, JPMS will not purchase notes in the secondary market.**

Key Terms

Index:	The Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return℠ (the "Index") The value of the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return℠ is published each trading day under the Bloomberg ticker symbol "DJUBCL3T". For more information about the Index, please see "Selected Purchase Considerations — Return Linked to the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return℠" in this pricing supplement.
Principal Amount:	$1,000
Payment at Maturity:	Subject to the impact of a market disruption event (including the early acceleration of the amounts due and payable under the terms of the notes), for each note, unless earlier repurchased or redeemed, you will receive at maturity a cash payment equal to the Indicative Note Value as of the Final Valuation Date. ***You may lose some or all of your investment at maturity. The Investor Fee, which is deducted from the Indicative Note Value on each Valuation Date, will reduce your payment at maturity. Accordingly, you will lose some or all of your investment at maturity if the level of the Index decreases or does not increase sufficiently to offset the cumulative effect of the Investor Fee, which is deducted on each Valuation Date.***
Indicative Note Value:	The Indicative Note Value on the Inception Date will be equal to the Principal Amount. On each subsequent Valuation Date, the Indicative Note Value will be equal to (a) (i) the Indicative Note Value as of the immediately preceding Valuation Date *multiplied by* (ii) the Index Factor as of such Valuation Date *minus* (b) the Investor Fee as of such Valuation Date. If the amount calculated above is less than zero, the Indicative Note Value on such Valuation Date will be $0.
Investor Fee:	On any Valuation Date, the product of (a) the Indicative Note Value as of the immediately preceding Valuation Date, (b) the Investor Fee Percentage and (c) (i) the number of calendar days from and including the immediately preceding Valuation Date to and excluding such Valuation Date *divided by* (ii) 360
Investor Fee Percentage:	0.75%
Index Factor:	On any Valuation Date, (a) the Index closing level on such Valuation Date *divided by* (b) the Index closing level on the immediately preceding Valuation Date
Inception Date:	January 6, 2011
Valuation Date(s) †:	Each business day from and including the Inception Date to and including the Final Valuation Date
Final Valuation Date†:	January 6, 2015
Maturity Date†:	January 9, 2015
Additional Key Terms:	See "Additional Key Terms" below.

†† Subject to postponement in the event of a market disruption event and as described under "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 194-A-I or early acceleration in the event of a hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 194-A-I and in "Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes" in this pricing supplement

Investing in the Daily Liquidity Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 194-A-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

On the Inception Date, JPMS purchased from us $60,000,000 aggregate principal amount of notes at 100% of the Principal Amount per note and sold $35,800,000 aggregate principal amount of the notes at 100% of the Principal Amount per note. On the date of this amendment no. 1, JPMS purchased from us all of the additional notes at the Indicative Note Value per note on such date. As of August 5, 2011, JPMS has sold $60,000,000 aggregate principal amount of notes, of which $22,055,000 of aggregate principal amount of notes had been previously repurchased and retired by us. Accordingly, as of August 5, 2011, $37,945,000 aggregate principal amount of notes were outstanding. After giving effect to the issuance of the additional notes, $38,945,000 aggregate principal amount of notes will be outstanding. The additional notes may be offered and sold from time to time by JPMS at the Indicative Note Value as of the relevant Valuation Date.

The offering price includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-25 of the accompanying product supplement no. 194-A-I.

JPMS will not receive an agent's commission in connection with sales of the notes. JPMS will be entitled to receive a portion of the Investor Fee to cover the ongoing payments related to the distribution of notes and a structuring fee for developing the economic terms of the notes. Payments constituting underwriting compensation will not exceed a total of 8% of proceeds. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-50 of the accompanying product supplement no. 194-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 5, 2011

† $60,000,000 aggregate principal amount of notes were issued on January 6, 2011, and $1,000,000 aggregate principal amount of notes will be issued on or about August 10, 2011. As of August 5, 2011, $22,055,000, of aggregate principal amount of notes had been previously repurchased and retired by us. Accordingly, as of August 5, 2011, $37,945,000 aggregate principal amount of notes were outstanding. After giving effect to the issuance of the additional notes, $38,945,000 aggregate principal amount of notes will be outstanding.

Additional Terms Specific to the Notes

You should read this amendment no. 1 to pricing supplement no. 1040 together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 194-A-I dated July 14, 2010. **This amendment no. 1 to pricing supplement, no. 1040, together with the documents listed below, contains the terms of the notes, amends the pricing supplement related hereto dated January 6, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 194-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 194-A-I dated July 14, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210002868/e39394_424b2.pdf
- Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Payment upon Early Repurchase:	Subject to your compliance with the procedures described under "Description of Notes — Early Repurchase at the Option of the Holders" and the potential postponements and adjustments as described under "Description of Notes — Postponement of a Valuation Date" in the accompanying product supplement no. 194-A-I, you may request that we repurchase your notes on any Repurchase Date during the term of the notes. Upon early repurchase, you will receive for each note a cash payment on the relevant Repurchase Date equal to (a) the Indicative Note Value as of the relevant Valuation Date *minus* (b) the Repurchase Fee Amount as of the relevant Valuation Date. If the amount calculated above is less than zero, the payment upon early repurchase will be $0. ***You may lose some or all of your investment upon early repurchase. The Investor Fee, which is deducted from the Indicative Note Value on each Valuation Date, and the Repurchase Fee Amount will reduce your payment upon early repurchase. Accordingly, you will lose some or all of your investment upon early repurchase if the level of the Index decreases or does not increase sufficiently to offset the cumulative effect of the Investor Fee, which is deducted on each Valuation Date, and, if applicable, the Repurchase Fee Amount.***
Early Repurchase Mechanics:	In order to request that we repurchase your notes on any Repurchase Date, you must deliver a Repurchase Notice to us via email at dln_repurchase@jpmchase.com by no later than 4:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and follow the procedures described under "Description of Notes — Early Repurchase at the Option of the Holders" in the accompanying product supplement no. 194-A-I. If you fail to comply with these procedures, your notice will be deemed ineffective.
Repurchase Fee Amount:	For any Repurchase Date, an amount in cash per note equal to (a) the Indicative Note Value as of the relevant Valuation Date *multiplied by* (b) the Repurchase Fee.
Repurchase Fee:	0.20%
Repurchase Date:	The third business day following each Valuation Date
Repurchase Notice:	The form of Repurchase Notice attached hereto as Annex A
Payment upon Optional Redemption:	We may, at our sole discretion, call all, but not fewer than all, issued and outstanding notes for redemption on any business day on or after the Initial Redemption Date. Upon redemption, you will receive for each note a cash payment on the relevant Redemption Date equal to the Indicative Note Value as of the relevant Valuation Date. ***You may lose some or all of your investment upon redemption. The Investor Fee, which is deducted from the Indicative Note Value on each Valuation Date, will reduce your payment upon redemption. Accordingly, you will lose some or all of your investment upon redemption if the level of the Index decreases or does not increase sufficiently to offset the cumulative effect of the Investor Fee, which is deducted on each Valuation Date.***
Optional Redemption Mechanics:	If we exercise our right to redeem your notes on the Redemption Date, we will deliver an irrevocable redemption notice to the Depository Trust Company ("DTC") (the holder of the global note). The Valuation Date for such redemption will be the fifth business day immediately succeeding the date the irrevocable redemption notice is delivered to DTC, subject to postponement due to a market disruption event. We must provide notice to holders of the notes at least five business days prior to the Valuation Date for such redemption.
Initial Redemption Date:	January 11, 2012
Redemption Date:	The third business day following the relevant Valuation Date
Reissuances or Reopening issuances:	We may, without your consent, "reopen" or reissue the notes based upon market conditions and the Index closing level at that time. These further issuances, if any, will be consolidated to form a single series with the notes originally issued and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. See "Reissuances or Reopening Issuances" in this pricing supplement for more information.
Index closing level on the Inception Date:	1519.449
Note Calculation Agent:	J.P. Morgan Securities LLC ("JPMS")
CUSIP:	48124A7H4

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL —** The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase or redemption linked to the Index, subject to the deduction of the Investor Fee and, in the case of an early repurchase, the deduction of the Repurchase Fee Amount. The notes are not subject to a predetermined maximum return and, accordingly, any return will be based on the performance of the Index and the amount of the Investor Fee and, if applicable, the Repurchase Fee Amount, as of the relevant Valuation Date. **Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.**

- **DAILY REPURCHASES IN MINIMUM DENOMINATIONS EQUAL TO THE PRINCIPAL AMOUNT**— Subject to your compliance with the procedures and the potential postponements and adjustments as described in the accompanying product supplement no. 194-A-I, you may submit daily a request to have us repurchase your notes on any Repurchase Date during the term of the notes. If you request that we repurchase your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement no. 194-A-I and this pricing supplement, for each note you will receive a cash payment on the relevant Repurchase Date equal to (a) the Indicative Note Value as of the relevant Valuation Date *minus* (b) the Repurchase Fee. You may request that we repurchase a minimum of one note.

- **INDICATIVE NOTE VALUE —** At any time during the term of the notes, you can contact us via email at dln_repurchase@jpmchase.com, with "Indicative Note Value, Daily Liquidity Notes Linked to the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return^{SM} due January 9, 2015, CUSIP No. 48124A7H4" as the subject line, to obtain the Indicative Note Value as of the close of any business day. We intend to respond to any requests for the daily Indicative Note Value by the close of business on the following business day; *provided* that if we receive your request on a day that is a Disrupted Day, we will respond by close of business on the immediately succeeding trading day that is not a Disrupted Day.

- **RETURN LINKED TO THE DOW JONES-UBS CRUDE OIL SUB-INDEX 3 MONTH FORWARD TOTAL RETURN^{SM}** — The Index is a sub-index of the Dow Jones-UBS Commodity Index 3 Month Forward^{SM}, which is a version of the Dow Jones-UBS Commodity Index^{SM} that trades longer-dated commodity futures contracts. The Index is composed of exchange-traded futures contracts on crude oil. The Index follows the methodology of the Dow Jones-UBS Commodity Index^{SM}, except that it references only crude oil futures contracts and the crude oil futures contracts used for calculating the Index are advanced, as compared to the Dow Jones-UBS Crude Oil Sub-Index^{SM}, such that the delivery months for the reference contracts are three months later than those of the corresponding reference contracts used for the Dow Jones-UBS Crude Oil Sub-Index^{SM}. The Index is based on price levels of the futures contracts included in the Index, the discount or premium obtained by "rolling" hypothetical positions in such contracts forward as they approach delivery and that could be earned in funds committed to the trading of the underlying futures contracts. See "The DJ — UBS Commodity Indices" in the accompanying product supplement no. 194-A-I for additional information about the Index.

- **CAPITAL GAINS TAX TREATMENT**— You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 194-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

Your investment in the notes will involve significant risks. The notes do not guarantee any return of principal at, or prior to, the Maturity Date, on any Repurchase Date or Redemption Date. Investing in the notes is not equivalent to investing directly in the Index or any of the commodities whose futures contracts determine the levels of the Index or in any contracts relating to such commodities for which there is an active secondary market. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 194-A-I dated July 14, 2010. *You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.*

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your investment. The Investor Fee, which is deducted on each Valuation Date, and the Repurchase Fee Amount, if applicable, will reduce your final payment. Accordingly, you will lose some or all of your investment at maturity or upon early repurchase or redemption if the level of the Index decreases or does not increase sufficiently to offset the cumulative effect of the aggregate Investor Fee, which is deducted daily, and the Repurchase Fee Amount, if applicable.

- **EVEN IF THE LEVEL OF THE INDEX INCREASES, YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT OF YOUR NOTES DUE TO THE INVESTOR FEE AND THE REPURCHASE FEE AMOUNT** — The amount of the Investor Fee, which is deducted on each Valuation Date, will reduce the payment, if any, you will receive at maturity or upon early repurchase or redemption. In addition, if you request that we repurchase your notes prior to maturity, you will be charged a Repurchase Fee Amount equal to the Indicative Note Value as of the relevant Valuation Date *multiplied by* 0.20%. If the level of the Index decreases or even if the level of the Index increases, but the Index does not increase sufficiently to offset the cumulative effect of the Investor Fee, which is deducted daily, and any applicable Repurchase Fee Amount, you will receive less than the principal amount of your investment at maturity or upon early repurchase of your notes.

- **IF WE EXERCISE OUR RIGHT TO REDEEM THE NOTES, THE CASH PAYMENT YOU WILL RECEIVE MAY BE LESS THAN YOU MIGHT OTHERWISE HAVE RECEIVED** — We have the right to redeem all, but not fewer than all, issued and outstanding notes on any business day on or after the Initial Redemption Date. We may elect to redeem your notes at a time when the Indicative Note Value is relatively low. As a result, any payment upon redemption may be substantially less than the amount you initially invested, the amount you could have received on your investment at maturity if the notes had not been redeemed or the amount you could have received if you had elected to have us (or our affiliates) repurchase your notes at the time of your choosing.

- **THE OPTIONAL REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT FROM YOUR INVESTMENT** — While the original term of the notes is four years, at our sole discretion, the notes may be called for redemption prior to the Maturity Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes in an investment with similar characteristics in the event the notes are redeemed prior to the maturity date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon early repurchase or redemption, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX** — Market prices of the commodity futures contracts underlying the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors. In respect of commodities in the energy sector, due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy prices are subject to rapid price increases in the event of perceived or actual shortages. Many commodities are also highly cyclical. Global prices of energy commodities are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions. These factors may affect the level of the Index in varying ways, and different factors may cause the value of different commodities included in the Index, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES —** The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants' position limits in certain commodity-based futures contracts, such as futures contracts on certain energy and agricultural based commodities. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts.

   Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 194-A-I for more information.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES —** The notes are linked the Index, which is linked to commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITIES OR COMMODITY FUTURES CONTRACTS —** The return on your notes will not reflect the return you would realize if you actually purchased the futures contracts composing the Index, the commodities upon which the futures contracts that compose the Index are based, or other exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES —** The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES —** The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a *negative* "roll yield." Contango could adversely affect the value of the Index and thus the value of notes linked to the Index. Many of the futures contracts underlying the Index have historically been in contango.

- **INVESTMENTS RELATED TO THE VALUE OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS —** The value of the Index is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as those described above under "— Commodity Prices Are Characterized by High and Unpredictable Volatility, Which Could Lead to High and Unpredictable Volatility in the Index" may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITY FUTURES CONTRACTS THAN A BROADER COMMODITY INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodity index, such as the Dow Jones-UBS Commodity Index 3 Month Forward Total Return^{SM}. In contrast to the Dow Jones-UBS Commodity Index 3 Month Forward Return^{SM}, which includes contracts on crude oil and non-crude oil commodities, the Index is comprised of contracts on only crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader Dow Jones-UBS Commodity Index 3 Month Forward Total Return^{SM}. In addition, because the Index omits principal market sectors comprising the Dow Jones-UBS Commodity Index 3 Month Forward Total Return^{SM}, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.

- **THE INDEX CLOSING LEVEL ON THE RELEVANT VALUATION DATE MAY BE LESS THAN THE INDEX CLOSING LEVEL ON THE MATURITY DATE, A REPURCHASE DATE, A REDEMPTION DATE OR AT OTHER TIMES DURING THE TERM OF THE NOTES** — The Index closing level on the Maturity Date, a Repurchase Date, a Redemption Date or at other times during the term of the notes, including dates near the relevant Valuation Date, could be higher than the Index closing level on the relevant Valuation Date. This difference could be particularly large if there is a significant increase in the level of the Index after the relevant Valuation Date, if there is a significant decrease in the level of the Index prior to the relevant Valuation Date or if there is significant volatility in the Index during the term of the notes.

- **THERE ARE RESTRICTIONS ON YOUR ABILITY TO REQUEST THAT WE REPURCHASE YOUR NOTES** — If you elect to exercise your right to have us repurchase your notes, your request that we repurchase your notes is only valid if we receive your Repurchase Notice by no later than 4:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and we (or our affiliates) acknowledge receipt of the Repurchase Notice that same day. If we do not receive such notice or we (or our affiliates) do not acknowledge receipt of such notice, your repurchase request will not be effective and we will not repurchase your notes on the corresponding Repurchase Date.

  Because of the timing requirements of the Repurchase Notice, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market. As your request that we repurchase your notes is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request. Furthermore, our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a market disruption event.

- **NO INTEREST PAYMENTS —** As a holder of the notes, you will not receive any interest payments.

- **YOU WILL NOT KNOW THE AMOUNT YOU WILL RECEIVE UPON EARLY REPURCHASE AT THE TIME YOU ELECT TO REQUEST THAT WE REPURCHASE YOUR NOTES** — You will not know the amount you will receive upon early repurchase at the time you elect to request that we repurchase your notes. Your notice to us to repurchase your notes is irrevocable and must be received by us no later than 4:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and we (or our affiliates) must acknowledge receipt of such notice, on the same day. As a result, you will be exposed to market risk in the event the market fluctuates after we confirm the validity of your notice of election to exercise your rights to have us repurchase your notes, and prior to the relevant Repurchase Date.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:

  - the volatility, frequency and magnitude of changes in the levels of the Index and the futures contracts that compose the Index;
  - whether we are expected to redeem the notes;
  - the time to maturity of the notes;
  - supply and demand trends at any time for the commodities upon which the futures contracts that compose the Index or the exchange traded futures contracts on such commodities;
  - the amount of the Investor Fee on the relevant Valuation Date;
  - the market price of the commodities upon which the futures contracts that compose the Index are based or the exchange-traded futures contracts on such commodities;
  - interest and yield rates in the market generally;
  - economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect commodities markets generally or the futures contracts underlying the Index, and which may affect the Index closing level on any Valuation Date; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE LIQUIDITY IS LIMITED TO THE EARLY REPURCHASE RIGHT** — The notes will not be listed on any securities exchange. As stated in the "Supplemental Plan of Distribution" in this amendment no. 1, JPMS purchased $60,000,000 aggregate principal amount of notes on the Inception Date and purchased an additional $1,000,000 aggregate principal amount of notes on the date of this amendment no. 1. As of August 5, 2011, JPMS had sold $60,000,000 aggregate principal amount of notes, of which $22,055,000 aggregate principal amount of notes had been previously repurchased and retired by us. Accordingly, as of August 5, 2011, $37,945,000 aggregate principal amount of notes were outstanding. After giving effect to the issuance of the additional notes, $38,945,000 aggregate principal amount of notes will be outstanding. The additional notes may be offered and sold from time to time by JPMS at the Indicative Note Value as of the relevant Valuation Date. Other than pursuant to the early repurchase right set forth in the notes, JPMS will not purchase notes in the secondary market. Also, the number of notes outstanding or held by persons other than our affiliates could be reduced at any time due to early repurchases of the notes. Accordingly, the liquidity of the market for the notes outside of the early repurchase right could vary materially over the term of the notes and the price at which you may be able to trade your notes is likely to depend on the payment upon early repurchase. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in the accompanying product supplement no. 200-A-II. Furthermore, on or after the Initial Redemption Date, we may, at our sole discretion, redeem all, but not fewer than all, issued and outstanding notes.

Hypothetical Payment at Maturity or upon Early Repurchase

The following examples illustrate how the notes would perform at maturity or upon early repurchase in hypothetical circumstances. We have included an example in which the Index closing level increases at a constant rate of 2% per quarter through maturity (Example 1) and an example in which the Index closing level decreases at a constant rate of 2% per quarter through maturity (Example 2). In addition, Example 3 shows the Index closing level increasing by 2% per quarter for the first 6 quarters and then decreasing by 2% per quarter for the next 6 quarters, whereas Example 4 shows the reverse scenario of the Index closing level decreasing by 2% per quarter for the first 6 quarters, and then increasing by 2% per quarter for the next 6 quarters. **For ease of analysis and presentation, the following examples assume Valuation Dates occur quarterly so that the Index Factor, the Investor Fee and the Indicative Note Value are recalculated only once each quarter.** These examples highlight the impact of the Investor Fee on the payment at maturity or upon early repurchase under different circumstances and the impact of the Repurchase Fee Amount upon early repurchase. If the notes are redeemed prior to maturity, the tables and charts below do not illustrate how much you will be paid. Because the Investor Fee and the Repurchase Fee Amount take into account the Index closing level performance, the absolute levels of the Investor Fee and the Repurchase Fee Amount are dependent on the path taken by the Index closing level to arrive at its ending level. As a result, the actual Investor Fee, which is deducted on each Valuation Date, may be greater than or less than the hypothetical Investor Fee (which is calculated quarterly) shown in these examples, depending on whether the level of the Index is increasing or decreasing. The figures in these examples have been rounded for convenience. The Hypothetical Indicative Value of each note for quarter 12 is as of the hypothetical Final Valuation Date, and given the indicated assumptions, a holder will receive payment at maturity or upon early repurchase in the indicated amount, according to the indicated formula.

Example 1

Assumptions:

Investor Fee Percentage	0.75% per annum
Repurchase Fee	0.20%
Repurchase Fee Amount	Indicative Note Value x Repurchase Fee
Index closing level on the Inception Date	1550.00

Quarter End	Hypothetical Index closing level	Hypothetical Index Factor*	Hypothetical Investor Fee*†	Hypothetical Indicative Note Value*	Hypothetical Repurchase Fee Amount	Hypothetical Payment upon early repurchase
A	B	C	D	E	F	G
t		B_t / B_{t-1}	E_{t-1} x Investor Fee Percentage * (90/360)	$(E_{t-1} \times C_t) - D_t$	E_t x Repurchase Fee	E-F
0	1550.00000	—	—	$1,000.00000	—	—
1	1581.00000	1.02000	$1.87500	$1,018.12500	$2.03625	$1,016.08875
2	1612.62000	1.02000	$1.90898	$1,036.57852	$2.07316	$1,034.50536
3	1644.87240	1.02000	$1.94358	$1,055.36650	$2.11073	$1,053.25577
4	1677.76985	1.02000	$1.97881	$1,074.49502	$2.14899	$1,072.34603
5	1711.32524	1.02000	$2.01468	$1,093.97024	$2.18794	$1,091.78230
6	1745.55175	1.02000	$2.05119	$1,113.79845	$2.22760	$1,111.57085
7	1780.46278	1.02000	$2.08837	$1,133.98605	$2.26797	$1,131.71808
8	1816.07204	1.02000	$2.12622	$1,154.53955	$2.30908	$1,152.23047
9	1852.39348	1.02000	$2.16476	$1,175.46558	$2.35093	$1,173.11464
10	1889.44135	1.02000	$2.20400	$1,196.77089	$2.39354	$1,194.37735
11	1927.23018	1.02000	$2.24395	$1,218.46236	$2.43692	$1,216.02544
12	1965.77478	1.02000	$2.28462	$1,240.54699	$2.48109	$1,238.06590

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.
† Assuming that the total number of calendar days in each quarter is 90.

*We cannot predict the actual Indicative Note Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Indicative Note Value and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase or redemption, as the case may be, and the rate of return on the notes will depend on the actual Indicative Note Value on the relevant Valuation Date, the Investor Fee and the Repurchase Fee Amount. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly,** are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date, the relevant Repurchase Date or Redemption Date, as applicable, may be very different from the information reflected in the tables above.*

Example 2

Assumptions:

Investor Fee Percentage	0.75% per annum
Repurchase Fee	0.20%
Repurchase Fee Amount	Indicative Note Value x Repurchase Fee
Index closing level on the Inception Date	1550.00

Quarter End	Hypothetical Index closing level	Hypothetical Index Factor*	Hypothetical Investor Fee*†	Hypothetical Indicative Note Value*	Hypothetical Repurchase Fee Amount	Hypothetical Payment upon early repurchase
A	B	C	D	E	F	G
t		B_t / B_{t-1}	E_{t-1} x Investor Fee Percentage * (90/360)	$(E_{t-1}$ x $C_t) - D_t$	E_t x Repurchase Fee	E-F
0	1550.00000	—	—	$1,000.00000	—	—
1	1519.00000	0.98000	$1.87500	$978.12500	$1.95625	$976.16875
2	1488.62000	0.98000	$1.83398	$956.72852	$1.91346	$954.81506
3	1458.84760	0.98000	$1.79387	$935.80008	$1.87160	$933.92848
4	1429.67065	0.98000	$1.75463	$915.32945	$1.83066	$913.49879
5	1401.07724	0.98000	$1.71624	$895.30662	$1.79061	$893.51601
6	1373.05569	0.98000	$1.67870	$875.72179	$1.75144	$873.97034
7	1345.59458	0.98000	$1.64198	$856.56537	$1.71313	$854.85224
8	1318.68269	0.98000	$1.60606	$837.82801	$1.67566	$836.15235
9	1292.30903	0.98000	$1.57093	$819.50052	$1.63900	$817.86152
10	1266.46285	0.98000	$1.53656	$801.57395	$1.60315	$799.97080
11	1241.13359	0.98000	$1.50295	$784.03952	$1.56808	$782.47144
12	1216.31092	0.98000	$1.47007	$766.88865	$1.53378	$765.35487

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.
† Assuming that the total number of calendar days in each quarter is 90.

Example 3

Assumptions:

Investor Fee Percentage	0.75% per annum
Repurchase Fee	0.20%
Repurchase Fee Amount	Indicative Note Value x Repurchase Fee
Index closing level on the Inception Date	1550.00

Quarter End	Hypothetical Index closing level	Hypothetical Index Factor*	Hypothetical Investor Fee*†	Hypothetical Indicative Note Value*	Hypothetical Repurchase Fee Amount	Hypothetical Payment upon early repurchase
A	B	C	D	E	F	G
t		B_t / B_{t-1}	E_{t-1} x Investor Fee Percentage * (90/360)	$(E_{t-1}$ x $C_t) - D_t$	E_t x Repurchase Fee	E-F
0	1550.00000	—	—	$1,000.00000	—	—
1	1581.00000	1.02000	$1.87500	$1,018.12500	$2.03625	$1,016.08875
2	1612.62000	1.02000	$1.90898	$1,036.57852	$2.07316	$1,034.50536
3	1644.87240	1.02000	$1.94358	$1,055.36650	$2.11073	$1,053.25577
4	1677.76985	1.02000	$1.97881	$1,074.49502	$2.14899	$1,072.34603
5	1711.32524	1.02000	$2.01468	$1,093.97024	$2.18794	$1,091.78230
6	1745.55175	1.02000	$2.05119	$1,113.79845	$2.22760	$1,111.57085
7	1710.64071	0.98000	$2.08837	$1,089.43411	$2.17887	$1,087.25524
8	1676.42790	0.98000	$2.04269	$1,065.60274	$2.13121	$1,063.47153
9	1642.89934	0.98000	$1.99801	$1,042.29268	$2.08459	$1,040.20809
10	1610.04136	0.98000	$1.95430	$1,019.49253	$2.03899	$1,017.45354
11	1577.84053	0.98000	$1.91155	$997.19113	$1.99438	$995.19675
12	1546.28372	0.98000	$1.86973	$975.37757	$1.95076	$973.42682

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.
† Assuming that the total number of calendar days in each quarter is 90.

---

*We cannot predict the actual Indicative Note Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Indicative Note Value and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase or redemption, as the case may be, and the rate of return on the notes will depend on the actual Indicative Note Value on the relevant Valuation Date, the Investor Fee and the Repurchase Fee Amount. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly,** are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date, the relevant Repurchase Date or Redemption Date, as applicable, may be very different from the information reflected in the tables above.*

JPMorgan Structured Investments —
Daily Liquidity Notes Linked to the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return℠

PS- 8

Example 4

Assumptions:

Investor Fee Percentage	0.75% per annum
Repurchase Fee	0.20%
Repurchase Fee Amount	Indicative Note Value x Repurchase Fee
Index closing level on the Inception Date	1550.00

Quarter End	Hypothetical Index closing level	Hypothetical Index Factor*	Hypothetical Investor Fee*†	Hypothetical Indicative Note Value*	Hypothetical Repurchase Fee Amount	Hypothetical Payment upon early repurchase
A	B	C	D	E	F	G
t		B_t / B_{t-1}	E_{t-1} x Investor Fee Percentage * (90/360)	$(E_{t-1} \times C_t) - D_t$	E_t x Repurchase Fee	E-F
0	1550.00000	—	—	$1,000.00000	—	—
1	1519.00000	0.98000	$1.87500	$978.12500	$1.95625	$976.16875
2	1488.62000	0.98000	$1.83398	$956.72852	$1.91346	$954.81506
3	1458.84760	0.98000	$1.79387	$935.80008	$1.87160	$933.92848
4	1429.67065	0.98000	$1.75463	$915.32945	$1.83066	$913.49879
5	1401.07724	0.98000	$1.71624	$895.30662	$1.79061	$893.51601
6	1373.05569	0.98000	$1.67870	$875.72179	$1.75144	$873.97034
7	1400.51680	1.02000	$1.64198	$891.59425	$1.78319	$889.81106
8	1428.52714	1.02000	$1.67174	$907.75439	$1.81551	$905.93888
9	1457.09768	1.02000	$1.70204	$924.20744	$1.84841	$922.35903
10	1486.23964	1.02000	$1.73289	$940.95870	$1.88192	$939.07678
11	1515.96443	1.02000	$1.76430	$958.01358	$1.91603	$956.09755
12	1546.28372	1.02000	$1.79628	$975.37757	$1.95076	$973.42682

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.
† Assuming that the total number of calendar days in each quarter is 90.

> *We cannot predict the actual Indicative Note Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Indicative Note Value and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase or redemption, as the case may be, and the rate of return on the notes will depend on the actual Indicative Note Value on the relevant Valuation Date, the Investor Fee and the Repurchase Fee Amount. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly,** are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date, the relevant Repurchase Date or Redemption Date, as applicable, may be very different from the information reflected in the tables above.*

These hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

The hypothetical examples above are provided for purposes of information only. The hypothetical examples are not indicative of the future performance of the Index closing level on any trading day or what the value of your notes may be. Fluctuations in the hypothetical examples may be greater or less than fluctuations experienced by the holders of the notes. The performance data shown above is for illustrative purposes only and does not represent the actual future performance of the notes.

Historical Information

The following graph sets forth the historical performance of the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return[SM] based on the weekly Index closing level from January 7, 2005 through August 5, 2011. The closing level of the Index on August 5, 2011 was 1428.505. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution

On the Inception Date, JPMS purchased from us $60,000,000 aggregate principal amount of notes at 100% of the Principal Amount per note and sold $35,800,000 aggregate principal amount of the notes at 100% of the Principal Amount per note. On the date of this amendment no. 1, JPMS purchased from us all of the additional notes at the Indicative Note Value per note on such date. As of August 5, 2011, JPMS has sold $60,000,000 aggregate principal amount of notes, of which $22,055,000 aggregate principal amount of notes had been previously repurchased and retired by us. Accordingly, as of August 5, 2011, $37,945,000 aggregate principal amount of notes were outstanding. After giving effect to the issuance of the additional notes, $38,945,000 aggregate principal amount of notes will be oustanding. The additional notes may be offered and sold from time to time by JPMS at the Indicative Note Value as of the relevant Valuation Date.. We will receive proceeds equal to 100% of the Principal Amount per Note sold on the date of this amendment no. 1. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes that are to be issued more than three business days prior to the related issue date will be required to specify alternative settlement arrangements to prevent failed settlement.

Reissuances or Reopening Issuances

We may, at our sole discretion, "reopen" or reissue the notes based on market conditions and Index closing levels at that time. These further issuances, if any, will be consolidated to form a single class with the originally issued notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. The price of any additional offering will be determined at the time of pricing of that offering. For more information on such additional offerings, see "General Terms of Notes — Reissuances or Reopening Issuances" in the accompanying product supplement no. 194-A-I.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

FORM OF REPURCHASE NOTICE

To: dln_repurchase@jpmchase.com

Subject: Daily Liquidity Notes Linked to the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return^{SM}, CUSIP No. 48124A7H4

Ladies and Gentlemen:

     The undersigned holder of JPMorgan Chase & Co.'s Medium-Term Notes, Series E, Daily Liquidity Notes Linked to the Dow Jones-UBS Crude Oil Sub-Index 3 Month Forward Total Return^{SM} due January 9, 2015, CUSIP No. 48124A7H4 (the "notes") hereby irrevocably elects to exercise, specified below with respect to the number of the notes indicated below, as of the date hereof, the right to have you repurchase such notes on the Repurchase Date specified below as described in the product supplement no. 194-A-I, as supplemented by the amendment no. 1 to the pricing supplement no. 1040 dated August 5, 2011 relating to the notes (collectively, the "Supplement"). Terms not defined herein have the meanings given to such terms in the Supplement.

     The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Valuation Date with respect to the number of notes specified below at a price per note determined in the manner described in the Supplement, facing DTC 352 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase: [ ]

Applicable Valuation Date: _____, 20__*
Applicable Repurchase Date: _____, 20__*

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Acknowledgment: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the Supplement are satisfied, including the acknowledgment by you or your affiliate of the receipt of this notice on the date hereof.

Questions regarding the repurchase requirements of your notes should be directed to dln_repurchase@jpmchase.com.

*Subject to adjustment as described in the Supplement.